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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                 August 29, 2003

                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
   RESOLUTION OF THE BOARD OF DIRECTORS ON CALLING OF EXTRAORDINARY MEETING OF
                                  SHAREHOLDERS

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
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1. Date of the Resolution of Board of Directors                         August 26, 2003
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   - Presence of Outside Director(s)               Present(No.)     6     Absent(No.)            1
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   - Presence of Auditor(s)                                                  Yes
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2. Reason for Calling of Shareholders' Meeting               Extraordinary Meeting of Shareholders
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                                            Date                     October 21, 2003
3. Scheduled Date of Shareholders' Meeting  -------------------------------------------------------------------
                                            Time                          10:00 A.M.
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4. Scheduled Place of Shareholders' Meeting        10/F Hanaro Telecom Building, 726 Janghang 2-dong,
                                                   Ilsan-ku, Koyang-shi, Kyunggi-do, Korea
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                                                   1. Approval of new rights issue
                                                   2. Approval of per share price of rights issue at below
5. Agenda and Major Issues                            par value
                                                   2. Approval of amendment of the Articles of Incorporation
                                                   3. Appointment of directors
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6. Details of Resolution                                             Approved as proposed
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7. Others                                          - Any changes to the resolution hereto shall be filed in
                                                     a timely manner.
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